UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3) *

I-MAB
(Name of Issuer)
Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)
44975P 103 **
(CUSIP Number)
December 31, 2022
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**
There is no CUSIP number assigned to the ordinary shares. CUSIP number 44975P 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ten (10) ADSs representing twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “IMAB.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G/A

CUSIP No. 44975P 103	Page 2 of 5

1.	NAME OF REPORTING PERSONS. GIC Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,131,203
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,131,203

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,131,203 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
These 12,131,203 ordinary shares, par value US$0.0001 per share (the “ordinary shares”) of I-MAB (the “Issuer”) are represented by 5,274,436 American Depositary Shares (“ADSs”), each ten (10) ADSs representing twenty-three (23) ordinary shares.

(2)	Based on 191,127,336 ordinary shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 10, 2022.

SCHEDULE 13G/A

CUSIP No. 44975P 103	Page 3 of 5

Item 1(a)	Name of Issuer
I-MAB (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices
55th – 56th Floor, New Bund Center, 555 West Haiyang Road, Pudong District
Shanghai, 200124
People’s Republic of China
Item 2(a)	Name of Persons Filing
GIC Private Limited (“GIC”)
Item 2(b)	Address of Principal Business Office or, if none, Residence
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Item 2(c)	Citizenship
Republic of Singapore
Item 2(d)	Title of Class of Securities
Ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”)
Item 2(e)	CUSIP Number
There is no CUSIP number assigned to the ordinary shares. CUSIP number 44975P 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ten (10) ADSs representing twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “IMAB.”
Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4	Ownership
Ownership information with respect to GIC is incorporated by reference from items (5) through (9) and (11) of the cover page, and the associated footnotes.
Cliff Investment Pte. Ltd. shares the power to vote and the power to dispose of 5,538,471 ordinary shares (represented by 2,408,031 ADSs) held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC.
Gamsino Pte. Ltd. shares the power to vote and the power to dispose of 6,592,732 ordinary shares (represented by 2,866,405 ADSs) held directly by it with GIC Asset Management Private Limited (“GAM”) and GIC. GAM is wholly owned by GIC and is the public equity investment arm of GIC.
GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.
GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves.  The GoS disclaims beneficial ownership of such shares.

SCHEDULE 13G/A

CUSIP No. 44975P 103	Page 4 of 5

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G/A

CUSIP No. 44975P 103	Page 5 of 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang
Name:	Diane Liang
Title:	Senior Vice President
Date:	February 7, 2023

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	February 7, 2023